Execution Version

SECOND SUPPLEMENTARY DEED TO CONTRIBUTION AGREEMENT DATED March 28, 2024

BETWEEN
(1)BEKO B.V., a company incorporated in the Netherlands with registered number 34166639 and having its registered office at Nieuwe Herengracht 119, 1011SB Amsterdam, Netherlands and formerly known as “Ardutch B.V.” (“Ardutch”);
(2)ARÇELIK A.Ş. a company incorporated in Turkey with registered number 54957 and having its registered office at Sütlüce Karaağaç Caddesi No: 2/6 Beyoğlu 34445 Istanbul, Turkey (the “Ardutch Guarantor”);
(3)WHIRLPOOL EMEA HOLDINGS LLC, a Delaware limited liability company with registered number 722986 having its principal place of business at 2000 M-63 N, Benton Harbor, MI 49022 (“Whirlpool” and together with Ardutch, the “Sellers”);
(4)WHIRLPOOL CORPORATION a Delaware corporation with registered number 491117 having its principal place of business at 2000 M-63 N, Benton Harbor, MI 49022 (the “Whirlpool Guarantor”, and together with the Ardutch Guarantor, the "Covenant to Pay Parties"); and
(5)BEKO EUROPE B.V., a company incorporated in the Netherlands with registered number 88850528 and having its registered office at Nieuwe Herengracht 119, 1011SB Amsterdam, Netherlands (the “Buyer”),
the Buyer, the Sellers and the Covenant to Pay Parties being together, the “Parties”.
WHEREAS
(A)On 16 January 2023, the Parties entered into a contribution agreement relating to: (i) the contribution of shares to Beko Europe B.V.; and (ii) the formation of a joint venture, (as amended from time to time) (the “Contribution Agreement”).
(B)In December 2023, Whirlpool Guarantor contributed capital via Whirlpool and Whirlpool Europe into Whirlpool Management EMEA Srl, to ensure that Whirlpool Management EMEA Srl remained compliant with Italian solvency rules. Whirlpool Management EMEA Srl used the funds contributed to repay an intra-group loan advanced by ICIB to Whirlpool Management EMEA Srl, and ICIB advanced an intra-group loan to Whirlpool Guarantor (such loan, the “STC Loan”).
(C)Prior to Completion of the Contribution Agreement, the following steps will be carried out to discharge the STC Loan: (i) the distribution by Whirlpool Polska to Whirlpool Europe of an amount equal to the amount outstanding under the STC Loan ("STC Loan Amount"); (ii) the distribution by Whirlpool Europe to Whirlpool of an amount equal to the STC Loan Amount;
(iii) the distribution by Whirlpool to Whirlpool Guarantor of an amount equal to the STC Loan Amount; (iv) the repayment by Whirlpool Guarantor of the STC Loan; and (v) the repayment by ICIB of a portion of the amount owed by ICIB to Whirlpool Polska equal to the STC Loan Amount (together the “STC Transaction” and each an “STC Transaction”).
(D)The Covenant to Pay Parties have agreed that Whirlpool Guarantor shall provide a covenant to pay in favour of Ardutch Guarantor in accordance with the terms of PART A of this Deed.

(E)The Parties have agreed that Whirlpool shall provide an indemnity to the Buyer in connection with the implementation of the STC Transaction in accordance with the terms of PART B of this Deed.
1.DEFINITIONS AND INTERPRETATION
1.1In this Deed, the following terms shall have the following meanings:
“Actual Tax Liability” means a liability of Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group (excluding for these purposes any Group Company) to make an actual payment of Tax to a Tax Authority in Turkey pursuant to the Turkish “controlled foreign company” rules;
“Ardutch Guarantor Relief” means any Relief which arises to a member of the Ardutch Guarantor Tax Group (excluding for the avoidance of doubt, any Relief arising to the Buyer or any Group Company);
“Ardutch Guarantor Tax Group” means Ardutch Guarantor and each other company which is, or is for a Tax purpose, treated as being a member of the same group as, or otherwise controlled by, connected with, or associated in any way with, Ardutch Guarantor from time to time, excluding the Buyer and any Group Companies;
“Big Four Accounting Firm” means any of PricewaterhouseCoopers, KPMG, Deloitte or Ernst & Young;
“Deemed Tax Liability” means the use or set-off of any Ardutch Guarantor Relief, including for the avoidance of doubt the use or set-off (automatic or voluntary) of any incentive in respect of any Tax, in circumstances where, but for such use or set-off, Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group would have had an Actual Tax Liability in respect of which Whirlpool Guarantor would have had a liability under PART A of this Deed, and the amount of the Deemed Tax Liability shall be the amount of Actual Tax Liability in respect of which Whirlpool Guarantor would have had a liability under PART A of this Deed but for the use or set-off of the relevant Ardutch Guarantor Relief;
“Demand” means:
(a)the issue of a notice, demand, assessment, letter or other document by or on behalf of any Tax Authority;
(b)the taking of any other action by or on behalf of a Tax Authority (including the imposition, or any document referring to the possible imposition, of a withholding of, or on account of, Tax); or
(c)the submission to a Tax Authority of a Tax Return or other document by Ardutch Guarantor, any other member of the Ardutch Guarantor Tax Group or another person, from which it appears that a Tax Liability may be incurred by or may be imposed on Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group or that a Tax Authority is, or may be considering, initiating an audit or enquiry in respect of Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group;
“ICIB” means INDESIT COMPANY INTERNATIONAL BUSINESS SA, a company governed by and existing under the laws of Switzerland, having its registered office at Via S. Balestra 31-33, 6900 Lugano, Canton of Ticino, Switzerland and registration number CHE- 102.259.673;
“STC Loan” means the intra-group loan advanced by ICIB to Whirlpool Guarantor;

“STC Loan Distribution” means the distribution by Whirlpool Polska to Whirlpool Europe of an amount equal to the amount outstanding under the STC Loan;
“Tax Liability” means an Actual Tax Liability or a Deemed Tax Liability; and “Whirlpool Polska” means Whirlpool Company Polska Sp.zo.o.
1.2Capitalised terms used in this Deed shall, unless otherwise defined herein or the context otherwise requires, bear the meanings given to them in the Contribution Agreement.
1.3Unless otherwise specified, in this Deed:
(a)for the purpose of PART A only, the words connected and controlled shall be construed in accordance with the provisions of sections 1122 (other than sections 1122(4) and (7)) and 1124 of the United Kingdom Corporation Tax Act 2010 respectively; and
(b)references to clauses are to clauses of this Deed.
1.4The provisions of this Deed shall come into effect on Completion, other than clause 5 which shall come into effect at the date of this Deed.
PART A – STC TAX COVENANT
2.COVENANT TO PAY
2.1Subject to the provisions of clause 3, Whirlpool Guarantor covenants with Ardutch Guarantor to pay to Ardutch Guarantor an amount equal to:
(a)any Actual Tax Liability which would not have arisen but for, and to the extent arising from, the implementation of all or any part of the STC Loan Distribution;
(b)any Deemed Tax Liability; and
(c)reasonable out of pocket costs (including advisory costs) properly incurred by Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group (excluding, for the avoidance of doubt, any costs attributable to internal management or personnel time) in connection with:
(i)a Tax Liability of the kind referred to in this clause 2.1; or
(ii)successfully taking or defending any action against Whirlpool Guarantor under PART A of this Deed.
2.2For the avoidance of doubt, and:
(a)by way of general illustration, if the implementation of all or any part of the STC Loan Distribution gives rise to a liability for Tax of Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group under the Turkish “controlled foreign company” rules, and Ardutch Guarantor or the other member of the Ardutch Guarantor Tax Group uses or sets off any Ardutch Guarantor Relief to shelter all or any part of such liability, including for the avoidance of doubt where any incentive in respect of any Tax of Ardutch Guarantor or the other member of the Ardutch Guarantor Tax Group is used or set off (automatically or voluntarily) to shelter all or any part of such liability, then the use or set-off of such Relief is a Deemed Tax Liability to which clause 2.1(b) shall apply subject to the provisions of this Deed, with the intention being that

Whirlpool Guarantor’s liability under PART A of this Deed shall not be reduced as a result of the use of set off of any Ardutch Guarantor Relief; and
(b)by way of illustration using a specific example, if Whirlpool Europe has TRY 100,000 of CFC income, Ardutch Guarantor would be required to add that amount to its total tax base. If Ardutch Guarantor had no investment incentives, Ardutch Guarantor would be liable to Tax in respect of such amount at the rate of 25 per cent., being TRY 25,000. However, Ardutch Guarantor has investment incentives, therefore Ardutch Guarantor's investment incentives are used up in an amount of TRY 20,000 and Ardutch Guarantor is liable to Tax in respect of such amount at the rate of 5 per cent., being TRY 5,000. In this scenario, TRY 5,000 is the amount of an Actual Tax Liability to which clause 2.1(a) shall apply, and TRY 20,000 is the amount of an Actual Tax Liability in respect of which Whirlpool Guarantor would have had a liability under this Deed but for the use of the investment incentives and is therefore a Deemed Tax Liability to which clause 2.1(b) shall apply, in each case subject to the other provisions of this Deed.
3.LIMITATIONS AND EXCLUSIONS
3.1Whirlpool Guarantor shall not be liable under clause 2 to the extent that the amount of the liability in question has been recovered from a person without cost to the Buyer, any Group Company, Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group.
3.2The provisions of Schedule 7 (Limitations on Seller Liability) to the Contribution Agreement contain further limitations which shall be taken to apply to any claims under clause 2 of this Deed to the extent provided for therein (treating for such purpose any such claim as a “Tax Carve-Out Claim” (and therefore, by virtue of being a "Tax Carve-Out Claim", as a “Tax Covenant Claim”, a “Tax Claim”, and a “Claim” (as applicable)) and reading references to “Buyer” and “Seller” as references to “Ardutch Guarantor” and “Whirlpool Guarantor” respectively, together with any other changes to that Schedule as are necessary to give effect to the intention of the Covenant to Pay Parties under PART A of this Deed).
3.3For the avoidance of doubt:
(a)paragraph 2.1(b)(v) of Schedule 7 (Limitations on Seller Liability) to the Contribution Agreement shall apply with respect to any claim under clause 2 of this Deed;
(b)Whirlpool Guarantor shall not be liable in respect of any claim under PART A of this Deed for, and neither Ardutch Guarantor nor any other member of the Ardutch Guarantor Tax Group shall be entitled to claim in respect of any claim under PART A of this Deed, any indirect or consequential loss or management time; and
(c)nothing in PART A of this Deed shall relieve or abrogate any person of the common law rules of mitigation in respect of its loss.
3.4Notwithstanding any other provision of this Deed, the Contribution Agreement or the MENA SPA, Ardutch Guarantor shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same Loss, regardless of whether more than one claim arises in respect of it under this Deed, the Contribution Agreement or the MENA SPA, and for this purpose, recovery by Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group shall be deemed to be a recovery by each of them.
4.PAYMENT OF CLAIMS
4.1Payments by Whirlpool Guarantor of any liability under PART A of this Deed must be made in cleared and immediately available funds on the days specified in clause 4.2.

4.2The days referred to in clause 4.1 are as follows:
(a)in the case of an Actual Tax Liability, the day which is the later of five (5) Business Days after demand is made for payment by or on behalf of Ardutch Guarantor, and three
(3) Business Days before the date on which that Tax becomes due and payable to the relevant Tax Authority; and
(b)in the case of a Deemed Tax Liability, the later of five (5) Business Days after demand is made for payment by or on behalf of Ardutch Guarantor and the day on which the Tax which would have been payable but for the set-off would otherwise have been due and payable to the relevant Tax Authority; and
(c)in any other case, five (5) Business Days after the date on which demand is made for payment by or on behalf of Ardutch Guarantor.
4.3For the purposes of this clause 4, references to the day on which an amount of Tax becomes due and payable to the relevant Tax Authority will be the last day on which such Tax may by law be paid without incurring a penalty or liability for interest in respect thereof, provided that, if the date on which the relevant amount of Tax can be recovered by the relevant Tax Authority is lawfully postponed, the date for payment by Whirlpool Guarantor shall be the earlier of the date on which the Tax becomes recoverable by the relevant Tax Authority (notwithstanding any initial postponement) and such date when the amount of Tax is finally and conclusively determined. For this purpose, an amount of Tax shall be deemed to be finally and conclusively determined when, in respect of such amount, a binding agreement is made with the relevant Tax Authority, or a decision of a court or tribunal is given or any binding determination is made from which either no appeal lies or in respect of which no appeal is made within the prescribed time limit.
4.4If Whirlpool Guarantor pays an amount to Ardutch Guarantor under clause 2 and the Tax Liability in respect of which such payment was made is subsequently determined to be less, Ardutch Guarantor shall promptly pay to Whirlpool Guarantor an amount equal to the amount of such difference.
5.TAX RETURNS
5.1Whirlpool Guarantor shall procure that the accounting period and Tax filing period of Whirlpool Europe beginning 1 January 2024 shall, with effect (whether retrospective or prospective) prior to Completion, be closed on 31 March 2024 (and a new accounting period shall begin on 1 April 2024) (the “Period Amendments”) and Ardutch Guarantor shall procure that Ardutch consents to such Period Amendments. As soon as reasonably practicable after such Period Amendments have taken effect, Whirlpool Guarantor shall provide written confirmation and reasonable evidence of the same to Ardutch Guarantor.
5.2The Covenant to Pay Parties agree that:
(a)if the Period Amendments are implemented in accordance with clause 5.1, Ardutch Guarantor shall not (and shall procure that no member of the Ardutch Guarantor Tax Group shall) file any relevant Tax Return on a basis which would give rise to a Tax Liability for which Whirlpool Guarantor would be liable under clause 2 of this Deed; and
(b)if the Period Amendments are not implemented in accordance with clause 5.1, Ardutch Guarantor and each member of the Ardutch Guarantor Tax Group shall be entitled to file any Tax Return on any basis that it considers appropriate under applicable Law regardless of whether this would give rise to a Tax Liability for which Whirlpool Guarantor would be liable under clause 2 of this Deed.

5.3Ardutch Guarantor shall:
(a)act reasonably and in good faith, and without regard to the provisions of clause 2, in preparing any part of any Tax Return to the extent that such part is relevant to any matter which could give rise to a liability for Whirlpool Guarantor under PART A of this Deed (“Relevant Tax Return Part”);
(b)procure that Ernst & Young (or such other Big Four Accounting Firm as is agreed between the Covenant to Pay Parties) provides written confirmation to Whirlpool Guarantor which (i) explains the position taken in the Relevant Tax Return Part with respect to the application of the Turkish “controlled foreign company” rules, and (ii) confirms that the Relevant Tax Return Part has been prepared on a reasonable and proper basis and in accordance with applicable Law (such confirmation, the “Big Four CFC Confirmation”);
(c)consider, and procure that its advisers (including the Big Four Accounting Firm) consider, any reasonable comments from Whirlpool Guarantor in relation to the draft Relevant Tax Return Part referred to in the Big Four CFC Confirmation prior to submission of the relevant Tax Return, provided that (i) Whirlpool Guarantor must comment within twenty (20) Business Days of its receipt of such Big Four CFC Confirmation, and (ii) neither Ardutch Guarantor nor its advisers shall be obligated to incorporate any comments from Whirlpool Guarantor in the relevant Tax Return that it submits; and
(d)provide any information to, and answer any questions from, Whirlpool Guarantor, as is reasonably requested by Whirlpool Guarantor in respect of the Relevant Tax Return Part or the Big Four CFC Confirmation.
5.4Notwithstanding any other provision of PART A of this Deed (but subject to the provisions of the Contribution Agreement and MENA SPA), neither Ardutch Guarantor nor any other person shall be required to provide to Whirlpool Guarantor:
(a)any copy of any draft Tax Return to be submitted to any Tax Authority, or any final Tax Return submitted, by any member of the Ardutch Guarantor Tax Group; or
(b)any information regarding the Tax affairs of Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group to the extent such information is not relevant to any matter which could give rise to a liability for Whirlpool Guarantor under PART A of this Deed.
6.MANNER OF MAKING AND CONDUCT OF CLAIMS
6.1Subject to clause 6.2, if Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group becomes aware of a Demand which could give rise to a liability for Whirlpool Guarantor under clause 2 of this Deed:
(a)Ardutch Guarantor must give written notice to Whirlpool Guarantor of the Demand (including, to the extent actually known to Ardutch Guarantor, reasonably sufficient details of the Demand and, where relevant, the due date for payment and the time limits for any appeal) as soon as reasonably practicable after Ardutch Guarantor or the relevant other member of the Ardutch Guarantor Tax Group becomes aware of the Demand and in any event not more than twenty (20) Business Days after Ardutch Guarantor or the relevant other member of the Ardutch Guarantor Tax Group becomes aware of the Demand;
(b)the Covenant to Pay Parties shall cooperate and discuss in good faith to agree an appropriate course of action with respect to any Demand;

(c)subject to the remaining provisions of this clause 6 (including clauses 6.8 and 6.9), Ardutch Guarantor shall take (or shall procure that the relevant other member of the Ardutch Guarantor Tax Group takes) such action as Whirlpool Guarantor may reasonably request in writing to avoid, dispute, resist, appeal, compromise or defend the Demand or any matter relating to the Demand (although only to the extent that any such related matter could give rise to a liability for Whirlpool Guarantor under PART A of this Deed), provided that:
(i)if Ardutch Guarantor considers that a request made by Whirlpool Guarantor under this clause 6.1(c) is not reasonable, it shall provide a written explanation to Whirlpool Guarantor and the Covenant to Pay Parties shall comply with their obligations under clause 6.1(b) to resolve any disagreement between them; and
(ii)for the avoidance of doubt, Whirlpool Guarantor shall not be entitled to take any action in respect of a Demand in the name of Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group or without the consent of the Ardutch Guarantor; and
(d)both Covenant to Pay Parties must be kept fully informed of any actual or proposed material developments (including any meetings with a Tax Authority) relating to the Demand or any action referred to in this clause 6.1 and Ardutch Guarantor undertakes that it shall, and shall procure that each other member of the Ardutch Guarantor Tax Group shall, afford to Whirlpool Guarantor reasonable access to all material correspondence and documentation relating to the Demand or action and any other information, assistance and access to records and personnel as it reasonably requires in connection with the Demand or action and shall:
(i)not send any communication or document to a Tax Authority or other third party in relation to the Demand without first giving Whirlpool Guarantor a reasonable opportunity to comment on such communication or document, and then incorporating Whirlpool Guarantor’s comments to the extent it is reasonable to do so (and the Covenant to Pay Parties shall cooperate in good faith to resolve any disagreement in relation to such comments); and
(ii)give Whirlpool Guarantor reasonable advance notice of any meeting or discussion with a Tax Authority relating to the Demand and the opportunity to attend such meeting or discussion.
6.2Clauses 6.1(b), 6.1(c) 6.1(d) shall only apply to a Demand falling within paragraph (c) of the definition of Demand (i) where, subsequent to the submission of the relevant Tax Return or other document constituting the Demand to the relevant Tax Authority, the Tax Liability which is the subject matter of the Tax Return or other document is subsequently disputed by Ardutch Guarantor or the relevant other member of the Ardutch Guarantor Tax Group, in which case references to “Demand” in clauses 6.1(b), 6.1(c) and 6.1(d) shall be read as referring to such dispute, or (ii) in any other case, once a Demand falling within paragraph (a) or (b) of the definition of Demand is made in respect of the Tax Liability in question.
6.3Whirlpool Guarantor shall indemnify Ardutch Guarantor and any other member of the Ardutch Guarantor Tax Group (as applicable) against any reasonable out of pocket costs, charges or expenses properly and necessarily incurred in connection with any action referred to in clause 6.1(c) (excluding, for the avoidance of doubt, any costs attributable to internal management or personnel time).

6.4If any action requested by Whirlpool Guarantor to be taken under this clause 6 cannot be taken prior to the Tax that is the subject matter of the Demand, or a payment on account of that Tax, being paid to a Tax Authority or tribunal, court or other judicial body, then no such action shall be required to be taken unless Whirlpool Guarantor shall have paid to Ardutch Guarantor (or, at Ardutch Guarantor’s request, directly to the relevant Tax Authority, tribunal court or other judicial body) the relevant amount (a “Disputed Tax Payment”) no later than the date which is three (3) Business Days prior to the applicable deadline for payment, provided that Ardutch Guarantor has given to Whirlpool Guarantor at least ten (10) Business Days prior to the applicable deadline written notice of the requirement to make the Disputed Tax Payment and all available details in respect thereof.
6.5If Whirlpool Guarantor makes a Disputed Tax Payment, and the Demand is adjudicated, settled or compromised for a lesser sum than the amount of the Disputed Tax Payment, then (i) the difference between the Disputed Tax Payment and the amount for which the Demand is adjudicated, settled or compromised shall be repaid to Whirlpool Guarantor, and (ii) any interest payable to Ardutch Guarantor or another member of the Ardutch Guarantor Tax Group from the relevant Tax Authority in relation thereto (but less any Tax thereon and any reasonable costs or expenses incurred by Ardutch Guarantor or such other member of the Ardutch Guarantor Tax Group in respect of such Demand) shall be paid to Whirlpool Guarantor, within ten (10) Business Days after, as applicable: (a) the receipt of a repayment in respect thereof by Ardutch Guarantor or another member of the Ardutch Guarantor Tax Group from the relevant Tax Authority; or (b) if such a repayment is set off against any other amount payable to the relevant Tax Authority, the date upon which that other amount would otherwise have been due for payment.
6.6Subject to clause 6.7, Ardutch Guarantor must not, and shall procure that no other member of the Ardutch Guarantor Tax Group shall, make any admission of liability to any Tax Authority in relation to any Demand which could give rise to a liability for Whirlpool Guarantor under PART A of this Deed without Whirlpool Guarantor’s prior written consent and will procure that no matter relating to such a Demand is settled, disposed of or otherwise compromised without Whirlpool Guarantor’s prior written consent (such consent not to be unreasonably withheld or delayed).
6.7If Ardutch Guarantor or another member of the Ardutch Guarantor Tax Group wishes to settle, dispose of or otherwise compromise any Demand as part of a single settlement (such as a “Tax amnesty” or similar arrangement) that also covers one or more other matters for which Whirlpool Guarantor would not have a liability under clause 2 of this Deed:
(a)Ardutch Guarantor shall give written notice to Whirlpool Guarantor of the proposed settlement, disposal or compromise in respect of the Demand (“Proposed Settlement”) including all relevant details of the Proposed Settlement (in so far as it relates to or impacts the Demand) as soon as reasonably practicable;
(b)the Covenant to Pay Parties shall cooperate and discuss in good faith to agree an appropriate course of action with respect to the Proposed Settlement, including determining the amount (if any) and/or method of calculation of the Tax Liability under the Proposed Settlement and therefore for which Whirlpool Guarantor would be liable under PART A of this Deed (the “Amnesty Amount”);
(c)if the Covenant to Pay Parties mutually agree in writing to the terms of the Proposed Settlement and the Amnesty Amount, Ardutch Guarantor (or the relevant member of the Ardutch Guarantor Tax Group) shall be free to enter into the Proposed Settlement on the terms so agreed, provided that, for the purposes of PART A of this Deed, the aggregate amount that Whirlpool Guarantor is liable to pay under clauses 2.1(a) and

2.1(b) of this Deed shall not exceed the Amnesty Amount (unless the Tax Authority subsequently challenges the Amnesty Amount, in which case the Covenant to Pay Parties shall conduct the Demand in relation to such challenge in accordance with clause 6 of this Deed and Whirlpool Guarantor’s liability under clause 2 shall be the amount determined in accordance with PART A of this Deed); and
(d)if the Covenant to Pay Parties are unable to agree an appropriate course of action under clause 6.7(b) within 15 Business Days of the date on which Whirlpool Guarantor receives notice of the Proposed Settlement in accordance with clause 6.7(a) (or such other period as the Covenant to Pay Parties agree in writing):
(i)the Covenant to Pay Parties shall cooperate in good faith to mutually agree to the appointment of an independent person with relevant expertise in the matter at hand (and if the Covenant to Pay Parties cannot agree on such person, a Big Four Accounting Firm) (“Independent Expert”) who shall be jointly instructed to determine the amount that Whirlpool Guarantor would have been liable to pay under clause 2.1(a) and/or 2.1(b) of this Deed absent such Proposed Settlement, taking into account all relevant facts and circumstances and the probability of success of any proceedings or alternative dispute resolution mechanisms which have been (or otherwise could have been) instituted in connection with the relevant Demand, such amount to be determined (where appropriate in the view of the Independent Expert) on a risk-weighted basis (such amount, the “Independent Expert Amount”); and
(ii)following determination of the Independent Expert Amount, Ardutch Guarantor (or the relevant member of the Ardutch Guarantor Tax Group) may in its sole discretion:
(A)enter into the Proposed Settlement on such terms as it may think fit and shall be treated as having complied with its obligations in clause 6.6, provided that, for the purposes of PART A of this Deed, the aggregate amount which Whirlpool Guarantor is liable to pay under clauses 2.1(a) and 2.1(b) shall be the Independent Expert Amount (unless the Tax Authority subsequently challenges the Tax Liability discharged under the Proposed Settlement, in which case the Covenant to Pay Parties shall conduct the Demand in relation to such challenge in accordance with clause 6 of this Deed and Whirlpool Guarantor’s liability under clause 2 shall be the amount determined in accordance with PART A of this Deed); or
(B)decide not to pursue, or withdraw from any application in respect of, the Proposed Settlement (as applicable), in which case the Covenant to Pay Parties shall conduct the relevant Demand in accordance with clause 6 of this Deed (other than, for the avoidance of doubt, this clause 6.7) and Whirlpool Guarantor’s liability under clause 2 shall be the amount determined in accordance with PART A of this Deed (for the avoidance of doubt, disregarding the Independent Expert Amount).
6.8If Whirlpool Guarantor requests Ardutch Guarantor to take any action under clause 6.1(c) which involves contesting a Demand beyond the first appellate body (excluding the Tax Authority which has made the Demand) in the jurisdiction concerned, Ardutch Guarantor shall not be obliged to take such action, and such action shall not be an “appropriate course of action” for the purposes of clause 6.1(b), unless Whirlpool Guarantor has first obtained (at its own cost) and shared with Ardutch Guarantor an opinion from senior tax Counsel of a nationally or internationally recognised law firm or leading tax Counsel of no less than 10 years call, in each case, in good standing and with expertise in the matter at hand, that the appeal will, on the balance of probabilities, be successful.
6.9Notwithstanding any other provision of PART A of this Deed, nothing in this clause 6 shall (i) be considered to be an “appropriate course of action” for the purposes of clause 6.1(b), or (ii) require Ardutch Guarantor or any member of the Ardutch Guarantor Tax Group to take, make or procure any admission, agreement, compromise, action or omission where, in each case in the opinion of Ardutch Guarantor (acting reasonably and in good faith), taking such action or making such admission, agreement, compromise, action or omission would:
(a)be materially prejudicial to the business, goodwill or reputation of Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group; or
(b)be misleading or inaccurate in any material respect; or
(c)reasonably be expected to, having regard to all relevant circumstances (including the validity of any Tax Authority’s assertions or arguments and the prospects of its success in litigation), result in a material increase in the pre- or post-Completion liability to Tax of any member of the Ardutch Guarantor Tax Group (other than a Group Company) or the post-Completion liability to Tax of any Group Company, provided that Whirlpool Guarantor shall be entitled (at its own cost) to seek a review from senior tax Counsel of a nationally or internationally recognised law firm or leading tax Counsel of no less than 10 years call, in each case, in good standing and with expertise in the matter at hand, of any opinion of Ardutch Guarantor for the purposes of this sub-clause (c) and the Covenant to Pay Parties shall respect and uphold such Counsel’s decision as to whether the proposed admission, agreement, compromise, action or omission would reasonably be expected to have such a result.
6.10If Whirlpool Guarantor does not respond to or engage with Ardutch Guarantor in order to agree an appropriate course of action pursuant to clause 6.1(b) within fifteen (15) Business Days of receipt by Whirlpool Guarantor of the notice referred to in clause 6.1(a), Ardutch Guarantor and/or the relevant other member of the Ardutch Guarantor Tax Group shall be free to pay or settle the Demand on such terms as they may in their sole discretion think fit, provided Ardutch Guarantor has written to Whirlpool Guarantor stating its intention to do so and has given Whirlpool Guarantor a further five (5) Business Days to exercise its rights under clause 6.1. If due to a shorter time limit applying for a response to a Tax Authority in respect of a Demand, the Covenant to Pay Parties are unable to comply with the timing requirements described in this clause 6.10, then:
(a)the Covenant to Pay Parties shall use their good faith efforts to give effect to this clause
6.10 so as to provide each of the Covenant to Pay Parties with sufficient notice and opportunity to prepare a response to the Demand; and
(b)if requested by Whirlpool Guarantor and permitted under Law, Ardutch Guarantor shall (or shall cause the relevant other member of the Ardutch Guarantor Tax Group to) apply for an extension to the date by which a response to the Demand is required (provided that Whirlpool Ardutch Guarantor indemnifies Ardutch Guarantor or the relevant other member of the Ardutch Guarantor Tax Group (as applicable) for any cost or expense reasonably and properly incurred by them that arise as a result of such extension requested by Whirlpool Guarantor).
6.11Failure by Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group to comply with any of their respective obligations under this clause 6 shall not relieve Whirlpool Guarantor of any liability under clause 2, other than to the extent that such liability arises or is increased solely due to such failure.

7.CORRESPONDING SAVINGS AND THIRD PARTY RECOVERY
7.1If any Tax Liability (or the STC Loan Distribution giving rise to such Tax Liability or the discharge of it) which has resulted in a payment having been made by Whirlpool Guarantor under PART A of this Deed has given rise to an Ardutch Guarantor Relief or an entitlement to claim an Ardutch Guarantor Relief which would not otherwise have arisen and which was not taken into account in calculating the amount payable by Whirlpool Guarantor under PART A of this Deed, then:
(a)Ardutch Guarantor must procure that full details of the Ardutch Guarantor Relief or entitlement to claim an Ardutch Guarantor Relief are given in writing to Whirlpool Guarantor as soon as reasonably practicable (and in any event within fifteen (15) Business Days after it or any other member of the Ardutch Guarantor Tax Group becomes aware that such an Ardutch Guarantor Relief or entitlement has arisen);
(b)Ardutch Guarantor shall take (or shall procure that the relevant other member of the Ardutch Guarantor Tax Group shall take) such action as Whirlpool Guarantor may reasonably request to claim or otherwise obtain such Ardutch Guarantor Relief (keeping Whirlpool Guarantor fully informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation); and
(c)to the extent that a liability to make an actual payment of Tax or a liability in respect of Tax of Ardutch Guarantor or any member of the Ardutch Guarantor Tax Group is reduced as a result of the use or set-off of the Ardutch Guarantor Relief, Ardutch Guarantor must pay to Whirlpool Guarantor on the date when Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group would have been under an obligation to make the reduced payment of Tax or payment in respect of Tax an amount equal to the lower of:
(i)the amount by which the liability is reduced plus (in respect of an Ardutch Guarantor Relief which is a repayment of Tax) any interest or repayment supplement received in relation to the Relief, and
(ii)the amount of the payment previously made by Whirlpool Guarantor in respect of the Tax liability (or the STC Loan Distribution giving rise to such liability) giving rise to the Ardutch Guarantor Relief, save that the amount referred to above shall first be set off against any payment then due from Whirlpool Guarantor under PART A of this Deed. Ardutch Guarantor shall procure that it or the relevant other member of the Ardutch Guarantor Tax Group (as applicable) shall use its reasonable endeavours to obtain and utilise any such Ardutch Guarantor Relief to which it may become entitled.
7.2If Whirlpool Guarantor at any time pays to Ardutch Guarantor an amount under PART A of this Deed and Ardutch Guarantor or any other member of the Ardutch Guarantor Tax Group is or becomes entitled to recover from some other person (other than a member of the Ardutch Guarantor Tax Group, the Buyer or any Group Company but including a Tax Authority) any sum, reimbursement or refund (including any set-off of such a sum, reimbursement or refund against any payment by a member of the Ardutch Guarantor Tax Group to the relevant other person) in respect of the matter giving rise to the payment:
(a)Ardutch Guarantor will (and will procure that the relevant other member of the Ardutch Guarantor Tax Group, will) take all commercially reasonable steps to enforce such recovery as soon as reasonably practicable; and

(b)Ardutch Guarantor will, within three (3) Business Days of such recovery, pay to Whirlpool Guarantor the lesser of:
(i)the sum so recovered by Ardutch Guarantor or the relevant other member of the Ardutch Guarantor Tax Group (as applicable) from the other person (including sums recovered in respect of costs and any interest or repayment supplement received in respect of the sum recovered, but less any Tax chargeable on the sum recovered and less any part of that sum previously paid to Whirlpool Guarantor under any provision of PART A of this Deed); and
(ii)the amount paid by Whirlpool Guarantor to Ardutch Guarantor under PART A of this Deed, less any Tax chargeable on such amount.
8.RELIEFS
No Relief shall to any extent be double-counted in any Party’s favour for the purposes of applying the provisions of this Deed.
PART B – STC LOAN INDEMNITY
9.STC LOAN CARVE-OUT INDEMNITY
9.1Whirlpool shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee for and on behalf of each other Buyer Group Company) against all Losses (excluding any Losses constituting Taxation to which paragraphs 2.1(b) and 2.1(c) of the Whirlpool Tax Covenant shall instead apply) suffered or incurred by a Buyer Group Company:
(a)    as a result of the failure by Whirlpool to validly implement (or procure the implementation of) all or any part of the steps that constitute the STC Transaction in accordance with clause 9.1 of the Contribution Agreement and applicable Laws; and/or
(b)    which would not have arisen but for, and to the extent arising from, the implementation of the steps that constitute the STC Transaction in accordance with clause 9.1 of the Contribution Agreement and applicable Laws, and for reasonable costs and expenses suffered or incurred in defending any legal, administrative or other proceedings brought against the Buyer or any other Buyer Group Company arising from, out of, or in connection with the implementation of (or failure to implement) all or any part of the steps that constitute the STC Transaction in accordance with clause 9.1 of the Contribution Agreement and applicable Laws (the “STC Loan Carve-Out Indemnity”).
9.2The Parties acknowledge and agree that: (i) Whirlpool's obligations under or in respect of clause
9.1 of this Deed shall constitute Guaranteed Obligations (under limb (b) of the definition contained in the Contribution Agreement) for all purposes of the guarantee from the Whirlpool Guarantor given by it under and pursuant to clause 17 of the Contribution Agreement; and (ii) that, for the avoidance of doubt, for the purposes of the application of clause 17.7(a) of the Contribution Agreement, Whirlpool's obligations under or in respect of clause 9.1 of this Deed shall be treated as Guaranteed Obligations owed by Whirlpool under the Contribution Agreement.
9.3The Parties acknowledge and agree that the provisions of Schedule 7 (Limitations on Seller Liability) to the Contribution Agreement contain limitations that shall be taken to apply to any claim against Whirlpool under clause 9.1 of this Deed to the extent provided for therein, and treating for such purpose any such claim as an “Indemnity Claim” for the purposes of: (i)

applying the relevant provisions of such Schedule 7; and (ii) construing the definition of "Claim" in so far as it is used in such Schedule 7.
PART C - GENERAL
10.MISCELLANEOUS
Clauses 1 (Definitions and Interpretation), 22 (Confidentiality and Announcements), 23 (Termination), 25 (Entire Agreement and Remedies), 27 (Waiver and Variation), 28 (Invalidity), 29 (Assignment), 30.2 to 30.5 (Payments, Set Off and Default Interest), 31 (Notices), 32 (Costs),
33 (Rights of Third Parties), 34 (Counterparts), 35 (Governing Law and Jurisdiction) and 36 (Process Agent) of the Contribution Agreement shall apply mutatis mutandis to this Deed as if set out in full herein and references in them to “this Agreement” shall, for the purposes of this Deed, be deemed to be references to this Deed.

SIGNATURE PAGES
This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED as a deed by BEKO B.V. acting by Hakan Hamdi Bulgurlu and Fatih Kemal Ebiçlioğlu
/s/ Hakan Hamdi Bulgurlu Signature Hakan Hamdi Bulgurlu
Name of signatory (print) Director
Title of signatory (print) /s/ Fatih Kemal Ebiçlioğlu
Signature Fatih Kemal Ebiçlioğlu
Name of signatory (print) Director
Title of signatory (print)

[Signature page – Second Supplementary Deed to the Contribution Agreement]

EXECUTED as a deed by ARÇELIK A.Ş. acting by Hakan Hamdi Bulgurlu and Fatih Kemal Ebiçlioğlu
/s/ Hakan Hamdi Bulgurlu Signature Hakan Hamdi Bulgurlu
Name of signatory (print) Chief Executive Officer, Board
Title of signatory (print) /s/ Fatih Kemal Ebiçloğlu
Signature Fatih Kemal Ebiçloğlu
Name of signatory (print) Board Member
Title of signatory (print)

[Signature page – Second Supplementary Deed to the Contribution Agreement]

EXECUTED as a deed by WHIRLPOOL EMEA HOLDINGS LLC acting by Whirlpool Corporation, its sole member, acting by James Peters
/s/ James Peters Signature James Peters
Name of signatory (print) CFO
Title of signatory (print)
EXECUTED as a deed by WHIRLPOOL CORPORATION acting by James Peters /s/ James Peters
Signature James Peters
Name of signatory (print) CFO
Title of signatory (print)

[Signature page – Second Supplementary Deed to the Contribution Agreement]

EXECUTED as a deed by BEKO EUROPE B.V. acting by Hakan Hamdi Bulgurlu and Fatih Kemal Ebiçlioğlu
/s/ Hakan Hamdi Bulgurlu Signature Hakan Hamdi Bulgurlu
Name of signatory (print) Director
Title of signatory (print) /s/ Fatih Kemal Ebiçlioğlu
Signature Fatih Kemal Ebiçlioğlu
Name of signatory (print) Director
Title of signatory (print)

[Signature page – Second Supplementary Deed to the Contribution Agreement]